SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 FOR May 13, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.                 Description

Exhibit No. 1               Indicative Proposal announcement dated 13 May 2005



13 May 2005

           ALLIED DOMECQ PLC - INDICATIVE PROPOSAL RECEIVED FROM
                        CONSTELLATION BRANDS CONSORTIUM

On 27 April,  2005,  Allied Domecq PLC ("Allied  Domecq")  announced that it had received an approach regarding a potential offer by a consortium led by Constellation Brands. The consortium consists of Constellation Brands Inc., Brown-Forman Corporation, Lion Capital (formerly Hicks Muse Europe) and Blackstone Group ("the Consortium").

Allied Domecq announces that it has now received an indicative proposal from the Consortium regarding a potential offer. The indicative proposal is highly conditional, being subject to considerable further due diligence, confirmation of financing and a number of other significant conditions. It is too early to ascertain whether the indicative proposal will translate into a firm offer for Allied Domecq.

Allied Domecq and its advisers will continue to discuss the indicative proposal with the Consortium and determine whether certainty can be established. In the meantime, Allied Domecq will continue to progress the offer made by Pernod Ricard S.A. which was announced on 21st April, 2005.

A further announcement will be made in due course.

END

For further information:

Media enquiries:
Anthony Cardew, Cardew Group                             +44 (0) 20 7930 0777
                                                         +44 (0) 7770 720389
Investor enquiries:
Peter Durman, Director, Group Investor Relations         +44 (0) 7771 974817

Rule 8 Notice

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the "Code"), any person who, alone or acting together with any other person(s) pursuant to any agreement or any understanding (whether formal or informal) to acquire or control securities of Constellation Brands Inc., Brown-Forman Corporation, Lion Capital (formerly Hicks Muse Europe) and Blackstone Group (the "Consortium") or Allied Domecq, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of any member of the Consortium or Allied Domecq is required to disclose by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, of every dealing in such securities of that company (or in any option in respect of, or derivative referenced to, any such securities) from and including today's date until any offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn. Under the provisions of Rule 8.1 of the Code, all dealings in relevant securities of any member of the Consortium or Allied Domecq by any member of the Consortium or Allied Domecq, or by any of their "associates" (within the meaning of the Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 20 7638 0129; fax +44 20 7236 7013.




SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

13 May, 2005

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary